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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      Date: For the month of February 2002


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Media release




For immediate release


Changes within UBS Board of Directors


Peter Bockli to become Vice Chairman. Jens Alder withdraws candidature.

Zurich, 22 February 2002 - UBS today announced several changes to positions within its Board of Directors, which will become effective after its Annual General Meeting to be held on 18 April 2002.

Professor Peter Bockli, will become non-executive Vice Chairman of UBS. He succeeds Markus Kundig, who will retire from the Board of Directors at the Annual General Meeting, after 20 years service first as a Director and later as Vice Chairman of UBS. Lawrence A. Weinbach, Chairman and CEO of Unisys, will replace Peter Bockli as Chairman of the Audit Committee. Rolf A. Meyer will replace Markus Kundig as Chairman of the Compensation Committee. Hans de Gier will become Chairman of the Nomination Committee.

The Board of Directors also notes with regret that Jens Alder, CEO of Swisscom, has informed UBS that he has withdrawn his candidature for the Board.

UBS

Media release




For immediate release


UBS reports suspicion of money laundering

As part of its ongoing internal control procedures, UBS in Zurich has identified a business relationship with a suspected connection to the family of the late Nigerian Dictator Sani Abacha. UBS has reported this suspicion to the Swiss Federal Banking Commission and the Money Laundering Reporting Office.

Zurich/Basel, 20 February 2002 -- In 1996, a British citizen resident in London who is a reputable and longstanding UBS client, introduced to UBS a company in which he along with two Nigerian business partners held interests. When questioned by the bank, the client credibly made the assurance that his business partners had no political background or interests. Between 1996 and 1999, various payments into and out of the account of the company in question were made to and from other international banks. Since August 1999, the account has not seen any noticeable movement and its current balance stands at approximately USD 60 million (it is not known what share of the balance each of the three business partners hold). The longstanding UBS client, who held full power of attorney, exclusively represented the company.

After ascertaining one of the false names used by one of Abacha's sons, UBS requested further information. The client strongly denied that the connections of his business partners were in any way related to the Abacha family. When further clarifications were not forthcoming, UBS conducted additional internal investigations, and now suspects that at least part of the money in the accounts belongs to Abacha's sons.

UBS has therefore blocked the accounts in question and reported them to the Money Laundering Reporting Office so that it can make further official investigations. In addition UBS informed the Swiss Federal Banking Commission.

UBS Switzerland Chief Risk Officer Hans-Peter Bauer said: "It is a strict UBS policy that such suspect business connections are to be avoided under all circumstances. We deeply regret that this relationship with UBS was not prevented at the outset and was not discovered earlier. However, we are satisfied with the quality of our internal controls. If our ongoing investigations reveal that there was any improper behavior within UBS then we will take appropriate action. Our move to actively and promptly inform the authorities and the public underlines the fact that UBS is determined to avoid such relationships.

UBS will support the authorities in their further investigation.

UBS


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                           INCORPORATION BY REFERENCE


     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         UBS AG



                                         By:    /s/ Robert Dinerstein
                                             -----------------------------------
                                             Name:  Robert Dinerstein
                                             Title  Managing Director

                                         By:    /s/ Robert Mills
                                             -----------------------------------
                                             Name:  Robert Mills
                                             Title: Managing Director



Date:  February 25, 2002